PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2017. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2016, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in U.S. dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of August 9, 2017.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and the Black Fox mine located in the Township of Black River-Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex (held for sale as at June 30, 2016).

In addition, the Company owns two exploration properties the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico and Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including its ability to extend or replace its existing financing or secure future financing, the amount of gold and silver produced and sold, market prices of gold and silver, the price of metal under its existing streaming agreements, operating costs, regulatory and environmental compliance, as well as currency exchange rates, labour relations, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Key Performance Data[1]
Tonnes of ore milled	298,358	454,089	586,577	827,724
Produced
Gold equivalent (ounces)	35,965	49,499	62,698	85,657
Gold (ounces)	32,634	44,150	57,165	76,986
Silver (million ounces)	0.97	1.60	1.59	2.52
Sold
Gold equivalent (ounces)	30,290	47,787	62,081	91,378
Gold (ounces)	27,407	43,008	56,383	81,789
Silver (million ounces)	0.85	1.43	1.64	2.77
Average realized prices
Gold ($/ounce)[2]	$1,222	$1,241	$1,202	$1,201
Silver ($/ounce)[2]	$4.28	$4.24	$4.28	$4.24
Total cash costs (per gold ounce)[3]
Gold equivalent basis	$852	$851	$842	$891
By-product basis	$812	$801	$804	$852
All-in sustaining costs (per gold ounce)[3]	$1,262	$1,310	$1,293	$1,415

Financial Data[4] (in thousands of US dollars except per share amounts)
Revenues[4]	$16,232	$42,578	$35,601	$76,911
(Loss)earnings from mine operations[4]	(2,968)	4,294	(3,832)	(2,159)
Net loss	(300,399)	(19,432)	(286,896)	(32,600)
Adjusted net loss[2]	(2,906)	(3,476)	(2,899)	(12,232)
Adjusted EBITDA[2]	6,203	13,700	(5,231)	19,965
Basic net loss per share from continuing operations[4]	(1.39)	(0.12)	(1.33)	(0.20)
Diluted net loss per share from continuing operations[4]	(1.39)	(0.12)	(1.33)	(0.20)
Adjusted net loss per share[2]	(0.02)	(0.02)	(0.02)	(0.07)
Operating cash flows before working capital changes	8,449	11,205	6,376	2,744
Weighted average shares outstanding (basic) (000’s)	191,949	166,410	190,952	165,367
Weighted average shares outstanding (diluted) (000’s)	191,949	166,410	190,952	165,367

		June 30,		December 31,
		2017		2016
Assets
Mining interests[4]		$244,965		$577,920
Total assets		$394,933		$677,817
Liabilities
Long-term liabilities[4]		$94,132		$130,472
Total liabilities		$216,704		$216,687
Equity		$178,229		$461,130

1.	Inclusive of the Black Fox Complex classified as assets held for sale and discontinued operations as at June 30, 2017.
2.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Wheaton Precious Metals International Ltd. (WPMI), formerly Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

3.	See “NON-GAAP measurements”.
4.	As reported per IFRS with Black Fox Complex classified as assets held for sale and discontinued operations.

Q2 2017 DEVELOPMENTS

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Operational performance

•

Primero’s consolidated production was 35,965 gold equivalent ounces in Q2 2017 compared to 49,499 gold equivalent ounces in Q2 2016. Gold production was 32,634 ounces in Q2 2017 compared to 44,150 ounces in Q2 2016, and silver production was 0.97 million ounces from San Dimas in Q2 2017 compared to 1.60 million ounces in Q2 2016.

•

The San Dimas mine resumed operations on April 22, 2017 with the agreement of a new Collective Bargaining Agreement (“CBA”). Production during the quarter was impacted by the strike and a mill shut down in June in order to repair an anchor block on the tailings suspension bridge, resulting in 11,903 ounces of produced gold and 0.97 million ounces of produced silver in Q2 2017, 56% and 59% lower for gold and silver, respectively, in comparison to Q2 2016.

•
Despite significant investment at San Dimas, the Company’s exploration efforts have not identified large replacement veins for the depleting Roberta and Robertita veins. Without new large veins coming into production or changes to the operating environment, mining rates above 1,800 tonnes per day (“TPD”) may not be possible.

•

The Black Fox mine produced 20,731 ounces of gold in Q2 2017, an increase of 37% compared to Q2 2016. Underground mining was focused on the Deep Central Zone, with underground grade and mining rates higher than in the second quarter of 2016.

•

From continuing and discontinued operations, the Company incurred total cash costs per gold equivalent ounce of $852 for Q2 2017 compared to $851 for Q2 2016. All-in sustaining costs were $1,262 per gold ounce for Q2 2017 compared to $1,310 for Q2 2016. Costs incurred during the San Dimas strike period of $6.2 million have been treated as period costs and excluded from cash costs. The decrease in all-in sustaining costs during the quarter compared to Q2 2016 was largely due to cost reduction efforts throughout the organization and a higher cost quarter in Q2 2016 due to the implementation of the enhanced ground support initiative at San Dimas.

Corporate Developments

•
Primero has undertaken a strategic review process during the first half of 2017, which has included consideration of potential strategic investments, joint ventures, revision of the San Dimas Silver Purchase Agreement (“SPA”) and potential divestitures. At this time, there is no certainty that these discussions will result in a resolution acceptable to all stakeholders.

•

Primero announced the sale of its Black Fox mine and complex in Timmins, Ontario for $35.0 million. As a result, the assets and liabilities of the Black Fox Complex were reported under “Assets held for sale” in the interim financial statements. This transaction is aligned with the Company’s strategic review process.

•

Primero has received a number of proposals from interested parties regarding a potential acquisition of the San Dimas operation. All proposals received require a significant revision of the SPA with Wheaton Precious Metals Corp. (“WPM”), formerly Silver Wheaton Corp. Discussions have been underway and are focused on potential changes to the SPA and the distribution of proceeds among stakeholders. At this time, there can be no certainty that these discussions will result in a resolution acceptable to all stakeholders.

•

The Company has identified that at lower production rates the obligations under the current SPA do not allow for a sustainable operation at San Dimas. The Company has been in discussions with WPM about a sustainable solution for all parties but there can be no assurance that an acceptable solution will be achieved. Without a revision to the SPA the San Dimas mine life will become significantly shorter as a result of the Company’s inability to invest in exploration and development due to the economics inherent in the SPA and the current operating environment in Mexico and at San Dimas itself.

•

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the Servicio de Administración Tributaria (SAT) issued an observations letter for the 2010 tax year. The SAT made explicit its view that PEM should pay taxes based on the market price of silver. As the Company continues to defend the APA in the Mexican legal proceedings, the APA remains valid and the Company will vigorously dispute any reassessment that may in future be issued on a basis that assesses taxes on its silver revenues that is inconsistent with the APA (as defined herein). The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

•

In the event the Company is not successful in its defense of its current transfer pricing tax position and is required to pay corporate taxes based on silver at market prices in the future, the San Dimas mine operation may become uneconomic unless the Company is successful in achieving amendments to the current SPA that would mitigate the impact of paying tax based on silver revenues at market prices. There is no assurance that the necessary amendments to the current SPA can be achieved.

•

On July 14, 2017, the Company’s motion to dismiss the amended complaint in the U.S. securities class action lawsuit originally filed in 2016 was granted and the plaintiff’s claims were dismissed without prejudice. On August 4, 2017, the plaintiff filed a notice stating that it did not intend to amend its pleading, and that it would appeal the order dismissing its complaint. The Company intends to vigorously defend this class action lawsuit.

Financial performance

•	Loss from mine operations of $3.0 million was incurred during Q2 2017 compared to earnings from mine operations of $4.3 million in Q2 2016 due to lower gold and silver production.

•	The Company recognized a net loss of $300.4 million in Q2 2017 compared to a net loss of $19.4 million in Q2 2016 mainly due to non-cash impairments totaling $285.0 million in Q2 2017.

•

Impairment charges of $285.0 million include $195.0 million for the San Dimas mine, $40.0 million for the Black Fox Complex associated with the sale of the asset and $50.0 million for the Cerro de Gallo project. The impairment in mining interest was driven primarily by the proposals received under the strategic review process and the continued decline in the Company’s share price.

•

In addition, the Company recognized a $10.2 million deferred income tax expense associated with the impairment in the San Dimas mine offset by the revaluation of the Mexican peso compared to the U.S. dollar and $2.0 million of mark-to-market gains recognized from the common share purchase warrants, offset by higher charges relating the San Dimas strike and employee rationalization undertaken during the quarter. Adjusted net loss was $2.9 million ($0.02 per share) for Q2 2017, compared to adjusted net loss of $3.5 million ($0.02 per share) for Q2 2016.

•

The Company generated operating cash flow before working capital changes during Q2 2017 of $8.5 million ($0.04 per share). This compares to operating cash flow of $11.2 million ($0.07 per share) in Q2 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

Three and six months ended June 30, 2017 and 2016

(Loss) earnings from continuing mine operations comprises:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Gold revenue	$12,615	$36,532	$28,579	$65,161
Silver revenue	3,617	6,046	7,022	11,750
Operating expenses	(13,603)	(25,832)	(27,423)	(54,327)
Depreciation and depletion	(5,597)	(12,452)	(12,010)	(24,743)
(Loss) earnings from mine operations	($2,968)	$4,294	($3,832)	($2,159)

The table below sets out variances in the key drivers of earnings (loss) from mine operations for the three and six months ended June 30, 2017 compared with the three and six months ended June 30, 2016:

	Three months ended	Six months ended
(in thousands of U.S. dollars)	June 30	June 30
Earnings (loss) from mine operations in 2016	$4,294	($2,159)
Differences:
Revenue
(Lower) higher realized gold price	(33)	159
Lower ounces of gold sold	(23,884)	(36,741)
Higher realized silver price	34	66
Lower ounces of silver sold	(2,463)	(4,794)
Lower operating expenses	12,229	26,904
Lower depreciation and depletion	6,855	12,733
Loss from mine operations in 2017	($2,968)	($3,832)

•

Revenue decreased in Q2 2017 compared to Q2 2016 due mainly to reduced gold and silver production at San Dimas. San Dimas gold sales of 9,997 ounces were 65% below the second quarter of 2016, driven mainly by the San Dimas strike and the tailings suspension bridge repairs. For the year to June 30 (“YTD”), gold revenues in 2017 compared to the corresponding period of 2016 decreased mainly due to the reduced production at San Dimas because of the strike.

•

The average price realized for gold was $1,262 per ounce consistent with the second quarter of 2016. Silver prices realized during Q2 2017 were in line with the prices realized in Q2 2016, as in both periods all silver was sold to WPMI, under the terms of the silver purchase agreement. On a YTD basis, the average realized gold price for 2017 was $1,232 per ounce, higher than $1,225 per ounce realized in the corresponding period of 2016.

•

Operating expenses were $13.6 million in Q2 2017; $12.2 million lower than Q2 2016 primarily due to the strike, reduced contractors and lower bonuses at the San Dimas operations. Period costs consisting of non-unionized staff, security and fixed fees incurred during the strike are reported under Other charges in the condensed consolidated interim statements of operations and comprehensive income (loss). On a YTD basis, operating expenses were $27.4 million in 2017; $26.9 million lower than the corresponding period of 2016, mainly due to the San Dimas strike.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

•

Depreciation and depletion was $5.6 million in Q2 2017, compared to $12.5 million in Q2 2016, a decrease of $6.9 million as a result of lower production and operating activities at San Dimas. On a YTD basis, depreciation and depletion was $12.0 million in 2017, compared to $24.7 million in the corresponding period of 2016 due to lower production and operating activities at San Dimas.

A summary income statement follows:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2017	2016	2017	2016

(Loss) earnings from mine operations	($2,968)	$4,294	($3,832)	($2,159)
Impairment charge	(245,000)	-	(245,000)	-
Exploration expenses	(350)	(612)	(824)	(946)
Share-based compensation	(922)	(1,801)	(2,708)	(3,315)
General and administrative expenses	(2,883)	(4,215)	(5,855)	(7,550)
Other charges	(1,702)	(1,443)	(9,513)	(1,847)
Transaction costs	-	(232)	-	(232)
Interest and finance expense	(3,127)	(1,723)	(5,274)	(4,811)
Mark-to-market gain (loss )on convertible debentures & warrants	243	(2,278)	6,896	(2,653)
Other income (expense)	483	(462)	2,074	(344)
Income tax (expense) recovery	(10,217)	(11,403)	9,302	(8,785)
Net loss from continuing operations	($266,443)	($19,875)	($254,734)	($32,642)

•	Mining interest impairment charge is as described in the financial performance section.

•	Share-based compensation expense was lower in Q2 2017 and YTD 2017 as a result of the timing and amount of Performance Share Units vesting during the periods.

•

General and administrative expenses were $2.9 million and $5.9 million in Q2 2017 and YTD 2017, respectively, lower than the corresponding 2016 periods mainly due to lower salaries, accounting and consulting charges. The breakdown of general and administrative expenses is in the table below. On a YTD basis, directors’ fees and expenses were higher due to additional advisory meetings provided in relation to the Company’s strategic review process.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Salaries and wages	$1,304	$1,709	$2,582	$3,330
Rent and office costs	199	228	391	419
Legal, accounting and consulting services	223	860	746	1,403
Directors' fees and expenses	262	306	657	492
Other general and administrative expenses	895	1,112	1,479	1,906
	$2,883	$4,215	$5,855	$7,550

•

Other charges in Q2 2017 relate to the period costs incurred due to the San Dimas strike and legal expenses associated with proceedings in Mexico. Other charges in YTD 2017 include severance payments to former employees.

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Legal expenses associated with proceedings in Mexico	$609	$1,380	$659	$1,751
Employee severance payments	5	63	2,120	96
Legal & advisory costs relating to financing initiatives	-	-	527	-
Idle costs incurred during strike at San Dimas	1,088	-	6,207	-
	$1,702	$1,443	$9,513	$1,847

•

Finance expense in Q2 2017 increased by $1.4 million from Q2 2016, primarily due to the interest on the revolving credit facility (RCF) and the accretion and amortization of the associated guarantee fee and transaction costs. On a YTD basis, finance expenses in 2017 were $0.5 million higher than 2016 as a result of higher costs associated with the accretion and amortization of the RCF guarantee fee and transaction costs.

•

In June 2016, the Company recognized a warrant liability in connection with the equity offering and along with the 5.75% Convertible Debenture are measured at fair value and marked-to-market each period based on the corresponding trading price. The Company recognized a gain of $0.2 million from the common share purchase warrants during Q2 2017, compared to a $1.9 million loss from the 5.75% Convertible Debentures in Q2 2016. On a YTD basis, the Company recognized a gain of $6.0 million from the decline in the market value of the 5.75% Convertible Debentures and $0.9 million from the common share purchase warrants during 2017, compared to a $2.3 million loss from the 5.75% Convertible Debenture and $0.4 million loss from the common share purchase warrants during 2016.

•

In other income (expense) the Company recorded a foreign exchange gain of $1.1 million in Q2 2017 compared to a gain of $0.2 million in Q2 2016. The gain in Q2 2017 was mainly due to an unrealized foreign exchange gain on the translation of the Mexican peso denominated taxes receivables. The Mexican peso strengthened during this period relative to the U.S. dollar (the Company’s functional currency). In Q2 2016, the foreign exchange loss was due mainly to the translation of Canadian dollar denominated net liabilities, as the Canadian dollar strengthened during this period relative to the U.S. dollar. On a YTD basis, a foreign exchange gain of $3.2 million was recognized in 2017 as compared to a $0.7 million foreign exchange loss in 2016, mainly due to fluctuations in the Mexican peso in relation to the U.S. dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

•	The Company’s income tax expense (recovery) before discontinued operations for the three and six-months ended June 30, 2017 and the corresponding periods for 2016 is detailed as follows:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Current tax expense
Mining royalty at San Dimas	$-	$161	$-	$161
Other current tax	16	751	31	1,416
	$16	$912	$31	$1,577
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$864	$842	$1,650	$1,694
San Dimas change in tax basis	20,081	9,708	521	5,959
Mining royalty at San Dimas	(6,035)	(190)	(6,108)	(350)
Other deferred tax	(4,709)	131	(5,396)	(95)
	$10,201	$10,491	($9,333)	$7,208
Total	$10,217	$11,403	($9,302)	$8,785

San Dimas expenses current taxes based on the taxable earnings of the period. During Q2 2017 and YTD San Dimas did not generate any taxable earnings and therefore was not subject to current royalty taxes or current income taxes.

San Dimas income taxes are based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange gains and losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. The decreased in San Dimas tax basis was associated with the impairment offset by the impact of this foreign exchange and inflation on the San Dimas’ deferred income tax balances. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense/recovery.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

REVIEW OF OPERATIONS

San Dimas Mine
	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Key Performance Data
Tonnes of ore mined	90,648	231,224	171,970	382,417
Tonnes of ore milled	80,281	224,427	162,868	373,609
Tonnes of ore milled per day	1,408	2,466	1,597	2,053
Average millhead grade (grams/tonne)
Gold	4.81	4.10	4.38	4.12
Silver	407	231	327	218
Average gold recovery rate (% )
Gold	96%	98%	96%	98%
Silver	93%	96%	93%	96%
Produced
Gold equivalent (ounces)	15,234	34,327	27,554	57,228
Gold (ounces)	11,903	28,978	22,021	48,557
Silver (million ounces)	0.97	1.60	1.59	2.52
Sold
Gold equivalent (ounces)	12,880	33,653	28,889	62,761
Gold (ounces)	9,997	28,873	23,191	53,173
Silver at fixed price (million ounces)	0.85	1.43	1.64	2.77
Average realized price (per ounce)
Gold	$1,262	$1,265	$1,232	$1,225
Silver[1]	$4.28	$4.24	$4.28	$4.24
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$1,144	$843	$986	$905
By product basis	$1,115	$765	$924	$847
All in sustaining costs (per ounce)[3]	$1,650	$1,063	$1,340	$1,183
Revenue ($000's)	$16,232	$42,578	$35,601	$76,911
(Loss) earnings from mine operations ($000's)	($2,765)	$4,348	($3,356)	($2,042)

1.	Average realized silver prices reflect the impact of the silver purchase agreement with WPMI (see “Other liquidity considerations”).
2.	See “NON- GAAP measurements”
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON-GAAP measurements”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Production during the quarter was impacted by a strike action taken by unionized employees between February 15 and April 17, 2017, with operations resuming on April 22, 2017. With a new CBA the phased restart was initiated on April 22, 2017 with overall performance in line with the restart plan during the quarter. The grades realized in the second quarter of 2017 were 4.81 grams per tonne of gold and 407 grams per tonne of silver, approximately 17% and 76% higher, respectively, than the second quarter of 2016. The increased grades were a result of a specific mining focus on production from the high-quality veins as part of the restart plan.

Average throughput during the quarter was affected by a 13-day suspension of milling activities in mid-June following the failure of an anchor block affixed to one of eight cables supporting the tailings pipeline suspension bridge. Mill production was halted in order to reduce the environmental risk and to safely rebuild the anchor and re-tension the cable. Full plant operations resumed on June 24, 2017, and the cost to repair the anchor block was minimal. San Dimas mining operations continued uninterrupted during the tailings suspension bridge repair, and all ore produced was stockpiled at the mill site during this period. The ore stockpile was fully processed by the mill in July. During the quarter, both gold and silver sales were slightly below production due to timing of shipments.

All silver sold was delivered to WPM under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2016 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. As of June 30, 2017, the Company has delivered 3.76 million ounces of silver towards this annual threshold.

Total cash costs on a gold-equivalent and by-product basis in the second quarter of 2017 were $1,144 and $1,115 per ounce, respectively, compared with $843 and $765 per ounce, respectively, in the second quarter of 2016. The increased unit costs were a result of the lower production rates in the current quarter and higher operating costs incurred during the initial restart of the San Dimas operations.

All-in sustaining costs per gold ounce were $1,650 per ounce in the second quarter of 2017, compared to $1,063 per ounce in the second quarter of 2016, higher mainly as a result of lower production levels. Sustaining capital expenditures were focused on underground development ($3.8 million) and drilling ($1.3 million), and were below the comparative 2016 quarter due to reduced sustaining capital and project spending.

Subsequent to quarter-end, the Company reached an agreement with the union on the annual bonus payout relating to 2016. This resulted in an additional charge of $2.0 million incurred in the second quarter as annual bonus accrual, affecting total cash costs and all-in sustaining costs.

For the six months to June 2017, the San Dimas mine produced 22,021 ounces of gold and 1.59 million ounces of silver, 55% and 37% lower than the same period in 2016. The lower production was attributable to the two-month strike at the mine, and the phased restart of operations. The lower production rates also drove higher cash costs for the six-month period. Cash costs on a gold-equivalent basis and by-product basis for the six months to June were $986 and $924 per ounce, compared to $905 and $847 per ounce in 2016.

Despite seeing initial improvements in relations with unionized workers following the resolution of the San Dimas strike in Q2 2017, the situation degraded in July 2017 with the negotiation of the 2016 annual workers’ bonus (“PTU Bonus”). The site experienced a significant work slowdown in July, which included coercive tactics employed by unionized workers to pressure the Company to agree with their demands, such as a forced shutdown of longhole drill rigs, terminating shifts early by walking off the jobsite, refusing to work on Sundays, and other general production slowdowns. The PTU Bonus negotiation was resolved on July 29, 2017 with an agreement on the amount of the annual bonus and a payment of two thirds of the agreed bonus. In order to motivate the workers to return to productive work practices, the second payment amounting to one third of the total agreed amount would be delivered in December 2017, provided there is adherence to the CBA. Despite this, and based on union relations over the last 18 months, the Company believes that labour disruptions may continue to adversely affect the Company’s ability to profitably operate the San Dimas mine and that further opportunistic, disruptive actions could continue in light of the Company’s current financial constraints.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

At this time, Primero is not adjusting its San Dimas 2017 production guidance of 90,000 to 110,000 gold equivalent ounces at total cash costs of $650 to $800 per gold equivalent ounce, since the mine currently remains on-plan. However, the Company notes that the phased restart plan requires a step increase in production levels through the remainder of the year. Primero believes that production will track toward the lower end of the guidance range and there is the risk of a guidance reduction in 2017 if productivity does not increase as planned and union relations do not improve.

In light of current site conditions and the Company’s near-term focus on maintaining liquidity and cash conservation, the San Dimas capital plan for 2017 has been re-evaluated and scaled back with only necessary capital expenditures required to maintain current operating levels. This has resulted in a reduction in the exploration and underground development spending associated with exploration planned for 2017, and as such has resulted in a decrease in expected all-in sustaining costs. All-in sustaining costs are now expected to be between $900 and $1,050 per ounce in 2017 from $1,100 to $1,300 per ounce. The reduction in 2017 planned exploration and development spending may affect the Company’s ability to achieve expected production levels in future years.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Black Fox1 (discontinued operations)

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016
Key Performance Data
Underground mining
Tonnes of ore mined	67,993	57,898	120,210	96,399
Average gold grade (grams/tonne)	7.09	4.46	6.39	4.67
Draw down of stockpile (tonnes)	150,084	171,764	303,499	357,716
Open pit and underground
Tonnes of ore milled	218,077	229,662	423,709	454,115
Tonnes of ore milled per day	2,396	2,524	2,341	2,495
Average millhead grade(grams/tonne)	3.04	2.14	2.67	2.04
Average gold recovery rate (% )	97%	96%	97%	95%
Produced
Gold (ounces)	20,731	15,172	35,144	28,429
Sold
Gold at spot price (ounces)	15,938	12,996	30,519	26,142
Gold at fixed price (ounces)	1,472	1,138	2,673	2,475
Average realized gold price[2]
Gold price (per ounce)	$1,198	$1,192	$1,180	$1,155
Gold at spot price (per ounce)	$1,259	$1,251	$1,236	$1,215
Gold at fixed price (per ounce)	$531	$524	$531	$522
Total cash costs (per gold ounce)[3]	$637	$870	$728	$862
All-in sustaining costs (per ounce)[4]	$827	$1,362	$999	$1,382
Revenue ($000's)	$20,865	$16,861	$39,183	$33,072
Earnings from mine operations (000's)	$6,374	$328	$8,679	$986

1.	As of June 30, 2017, the Black Fox Complex has been classified as assets held for sale and discontinued operations under IFRS.
2.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
3.	See “NON- GAAP measurements”.
4.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON-GAAP measurements”.

The Black Fox mine produced 20,731 ounces of gold in the second quarter of 2017 compared to 15,172 ounces in the second quarter of 2016. Underground mining in Q2 2107 was primarily focused on production from the Deep Central Zone, with underground gold grades averaging 7.09 grams per tonne, a 59% increase from second quarter of 2016. The Black Fox underground mine averaged 747 tonnes per day of high-grade ore production in Q2 2017.

During the quarter, 150,084 tonnes from the low-grade stockpile were processed through the mill. The remaining low-grade stockpile at June 30, 2017 totaled approximately 0.1 million tonnes and is expected to be depleted by the end of August 2017.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Mill throughput averaged 2,396 tonnes per day in the second quarter of 2017, compared to 2,524 tonnes per day in the second quarter of 2016. Improved grade and tonnes from the underground mine drove an increase in the average mill head grade to 3.04 grams per tonne compared to 2.14 grams per tonne in the second quarter of 2016. This resulted in higher quarterly gold production despite the lower average milling rate.

Total cash cost per gold ounce were $637 in the second quarter of 2017, 27% lower than the $870 per ounce achieved in the second quarter of 2016. Total operating costs were similar in the second quarter of 2017 compared to the same period in 2016 with employee severance costs and increased fuel costs associated with longer underground haul distances offset by a lower total headcount. The increase in Q2 2017 gold production led to decreased total cash costs per gold ounce.

All-in sustaining costs of $827 per ounce in Q2 2017 were significantly lower than the $1,362 per ounce in the second quarter of 2016 due to reduced capital expenditures and higher gold production. Capital expenditures were lower in Q2 2017 mainly due to lower underground development rates and other sustaining capital costs. Significant development costs were incurred in the second quarter of 2016 as Black Fox worked to complete the access ramp to the Deep Central Zone.

For the six months to June 2017, the Black Fox mine produced 35,144 ounces of gold, 24% higher than the same period in 2016. Improved underground average mining grades realized 2017 year-to-date is the primary driver of increased gold production. A total of 303,499 tonnes have been drawn from the low-grade stockpile through the first half of 2017.

For the six months to June 2017, total cash costs averaged $728 per ounce and all-in sustaining costs were $999 per ounce, 16% and 28% lower, respectively, than the comparative period in 2016 due to higher gold production.

The Black Fox mine generated positive cash flows of approximately $2 million during the second quarter of 2017, as the mine achieved improved grades and a reduced cost structure which drove more profitable operations. The mine remains on track to achieve 2017 production guidance of between 50,000 and 60,000 ounces of gold at total cash costs of between $850 and $950 per ounce with all-in sustaining costs of between $1,150 and $1,250 per ounce.

OUTLOOK FOR 2017 OPERATING RESULTS

Primero continues to expect to produce between 140,000 and 170,000 gold equivalent ounces in 2017 (including Black Fox production which will be removed following completion of the sale of the mine), which includes gold production of between 125,000 and 150,000 ounces and 4.5 to 5.5 million silver ounces. Total production in 2017 is expected to be lower than in the previous year due to operating time lost during the San Dimas strike, and the phased restart approach. The Company expects to sell all silver produced to meet its obligation under the San Dimas silver purchase agreement and does not anticipate achieving any spot silver sales during the year, which affects gold equivalent production.

Total cash costs are still expected to be in the range of $700 to $850 per gold equivalent ounce. In light of the current site conditions and the Company’s near-term focus on cash conservation, the San Dimas capital plan has been re-evaluated and scaled back by $17.7 million to only capital expenditures ($33.4 million) necessary to maintain current operating levels. Therefore, AISC guidance has been revised to between $1,050 and $1,200 per gold ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Primero will revise its corporate consolidated 2017 production guidance following the completion of the Black Fox transaction and associated adjustments. Primero expects to close the sale before year end.

The Company's 2017 production outlook is summarized in the following table, with a comparison to 2016 actual results:

	San Dimas	Black Fox	Consolidated

Gold equivalent production (gold equivalent ounces)	90,000-110,000	50,000-60,000	140,000-170,000

Gold production (ounces)	75,000-90,000	50,000-60,000	125,000-150,000

Silver production (million ounces)	4.5-5.5	N/A	4.5-5.5

Total cash costs (per gold equivalent ounce)	$650-$800	$850-$950	$700-$850

All-in sustaining costs (per gold ounce)	$900-$1,050	$1,150-$1,250	$1,050-$1,200

Capital expenditures (millions of U.S. dollars)	$33.4	$14.8	$48.2

Material assumptions used to forecast total cash costs for 2017 were based on the Company’s actual results to June 30, 2017 and include an estimated average gold price of $1,250 per ounce for the remainder of the year, and foreign exchange rates of $1.30 Canadian dollars and $18 Mexican pesos to the U.S. dollar for the remainder of 2017. Silver sold under the silver purchase agreement is expected to average $4.30 for the 2017 year.

The Company’s 2017 outlook for revenues and operating expenses are directly correlated to its production outlook and cash cost outlook with the assumption that production will match sales quantities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

ANALYSIS OF CASH FLOWS FOR THE THREE AND SIX MONTHS
ENDED JUNE 30, 2017 AND 2016

Sources and uses of cash

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Cash flow:
Provided by operating activities before working capital changes	$8,449	$11,205	$6,376	$2,744
Changes in non-cash working capital	(7,886)	5,041	(8,991)	10,519
Provided by (used in) operating activities	563	16,246	(2,615)	13,263
Used in investing activities	(8,159)	(21,082)	(15,592)	(38,837)
Provided by financing activities and other	4,109	37,245	10,468	34,449
(Decrease) increase in cash	($3,487)	$32,409	($7,739)	$8,875

Operating activities

Primero’s cash flows from operating activities before working capital changes were lower in Q2 2017 when compared to Q2 2016 due to lower gold and silver production arising from the San Dimas strike which started on February 15, 2017 and continued until April 22, 2017. The reduced production levels resulted in reduced cash flows associated with operations for the quarter. On a YTD basis, cash flows from operating activities were higher in 2017 as a result of lower taxes paid in relation to San Dimas, partially offset by lower cash earnings from operations.

Changes in non-cash working capital were a cash outflow of $7.9 million in Q2 2017 compared with an inflow of $5.0 million in Q2 2016. The cash outflow during the quarter was mainly due to the increase in tax receivables and increases in inventories, partially offset by a reduction in prepaids and an increase in trade and other payables. On a YTD basis, changes in non-cash working capital were a cash outflow of $9.0 million in 2017 compared with an inflow of $10.5 million in 2016 mainly driven by the Q2 2017 movement in addition to increases in tax receivables in Q1 2017.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Investing activities

Cash used in investing activities are mostly capital expenditures as shown in the table below.

	Three months ended		Six months ended
		June 30		June 30	Estimated
(in millions of U.S. dollars)	2017	2016	2017	2016	2017
Capital Expenditures
San Dimas Underground Development	$4.3	$3.5	$6.3	$5.8	$16.5
San Dimas Sustaining Capital	0.7	3.3	1.1	6.2	4.6
San Dimas Projects	-	1.9	-	2.3	-
San Dimas Sub Total	$5.0	$8.7	$7.4	$14.3	$21.1
Black Fox Underground Development	2.7	4.3	6.6	9.7	7.0
Black Fox Sustaining Capital	0.4	1.6	0.9	2.6	3.3
Black Fox Complex Sub Total	$3.1	$5.9	$7.5	$12.3	$10.3
Cerro del Gallo Development	-	0.1	-	0.3	-
Total Capital Expenditures	$8.1	$14.7	$14.9	$26.9	$31.4

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$1.3	$1.2	$2.1	$2.6	$7.3
San Dimas Drifting	0.1	0.7	0.4	1.8	5.0
San Dimas Sub Total	$1.4	$1.9	$2.5	$4.4	$12.3
Black Fox Diamond Drilling	1.0	1.6	2.0	2.6	3.9
Regional Exploration	0.1	1.3	0.5	3.0	0.6
Black Fox Complex Sub Total	$1.1	$2.9	$2.5	$5.6	$4.5
Cerro del Gallo Geology Mapping	-	-	-	0.3	-
Total Capitalized Exploration Expenditures	$2.5	$4.8	$5.0	$10.3	$16.8
TOTAL CAPITAL EXPENDITURES	$10.6	$19.5	$19.9	$37.2	$48.2

San Dimas capital spending during 2017 was focused on underground development and diamond drilling, prior to and following the strike. The union strike affected all areas of operations and thus no underground development or exploration activity took place during the strike period. Therefore, capital spending at San Dimas was lower in 2017 compared to 2016.

The San Dimas capital expenditure plan for 2017 has been re-evaluated and scaled back to conserve cash. Only capital expenditures required to maintain current operating levels are planned for the current year.

During 2017, Black Fox underground development costs were lower than the previous year. In 2016, there was a focus on developing down to the Deep Central zone as quickly as possible. Now that Black Fox has reached the Deep Central zone, ramping requirements are less. As announced the Company expects to close the Black Fox transaction before year end.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Financing activities

During Q2, 2017, Primero drew down $5.0 million under the RCF, bringing the total drawn balance to $65.0 million on the facility. After paying interest on the revolving credit facility, and paying capital leases, the net cash inflow from financing activities was $4.1 million during Q2 2017. On a YTD basis, net cash inflow from financing activities was $10.4 million due to a total of $15.0 million drawn on the RCF, partially offset by RCF interest, convertible debenture interest, and capital lease payments. As of August 9, 2017, the RCF is fully drawn.

During Q2 2016, $37.8 million in cash inflows from financing activities were the result of proceeds from an equity offering partially offset by the associated transaction costs, capital lease payments and interest. On a YTD basis in 2016, in addition to the Q2 2016 activity, $50.0 million was drawn on the RCF to finance the March 31, 2016 repayment of the $48.1 million due on the 6.5% Convertible Debentures assumed with the acquisition of Brigus. With interest paid on the 5.75% Convertible Debentures, the 6.5% Convertible Debentures and payments relating to capital leases, the net cash outflow from financing activities amounted to $34.5 million during the first half of 2016.

FINANCIAL CONDITION REVIEW

During the first quarter of 2017, the Company amended the terms of the RCF to extend its maturity from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF has been guaranteed by WPM for a fee of $2.6 million payable at maturity. Drawdowns are subject to WPM’s consent. As of August 9, 2017, the RCF is fully drawn. The Company will aim to refinance the RCF with a longer-term instrument in advance of its maturity or negotiate an extension to the RCF.

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional financing to settle or to extend the RCF, renegotiation of the WPM Silver Purchase Agreement (SPA), satisfactory resolution of the Mexican tax issue and San Dimas returning to stable operations following the phased restart. Primero will continue to advance discussions with potential lenders to extend or repay the RCF due in November 2017 and to reduce total debt. Potential sources of funds include cash flows from operations, VAT and income tax refunds, and additional debt or equity financings. The disposal of the Black Fox Complex is aligned with the Company’s strategic review process; although the transaction is subject to completion of definitive documentation, customary closing conditions, regulatory approvals and third-party consents, the disposal is expected to be completed before year end. Some or all of the proceeds will be used to repay a portion of the RCF.

If the Company’s is not successful in these initiatives it will have a material adverse effect of its business, financial condition and results of operations and the Company would be required to consider alternative options.

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations as well as to repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations control spending and provide adequate cash flow.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Key financial ratios the Company uses to assess new growth opportunities and to determine how much debt the Company can take on are shown in the net asset table below.

	As at	A sat
(in thousands of U.S .dollars except ratios and per share amounts)	June 30, 2017	December 31, 2016

Cash and cash equivalents	$12,136	$19,875
Other current assets	125,863	63,178
Non-current assets	256,934	594,764
Total assets	$394,933	$677,817
Current liabilities (excluding current debt)	$56,622	$35,374
Non-current liabilities (excluding long-term debt)	47,632	77,566
Current debt	65,950	50,841
Long-term debt	46,500	52,906
Total liabilities	$216,704	$216,687

Total shareholders' equity	$178,229	$461,130
Total equity	$178,229	$461,130

Total common shares outstanding	192,106,912	189,508,365
Total options outstanding	7,834,653	6,525,244
Total common share purchase warrants outstanding[1]	11,011,250	11,011,250

Key financial ratios
Current ratio[2]	1.13	0.96
Total liabilities-to-equity[3]	1.22	0.47
Debt-to-total capitalization[4]	0.39	0.18

1.	As at the date of this MD&A, the Company had 192,106,912 common shares outstanding, the total number of options outstanding was 7,834,653 of which 4,433,000 are exercisable.
2.	Current ratio is calculated as (cash and cash equivalents + other current assets) ÷ (current liabilities + short-term debt).
3.	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4.	Debt-to-total capitalization is calculated as (short-term debt + long-term debt) ÷ (short-term debt + long-term debt + total equity).

The Company’s net assets (equity) as at June 30, 2017 were $178 million compared to $461 million as at December 31, 2016, a decrease due to the net loss during the first half of 2017 which were driven by non-cash impairments and operating losses. The current ratio has decreased from December 31, 2016 as a result of a reduction in cash on hand during the quarter and increased current debt due to additional funds borrowed from the RCF. The other current assets include the Black Fox assets held for sale as at June 30, 2017 (refer to note 5 in the interim consolidated financial statements).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Capital structure

Debt

	As at	As at
(in thousands of U.S. dollars)	June 30, 2017	December 31, 2016
Current debt
Revolving credit facility (RCF)	$65,950	$49,639
Finance lease liabilities	-	1,202
Total current debt	65,950	50,841
Long-term debt
5.75% convertible debentures	$46,500	$52,500
Finance lease liabilities	-	406
Total long-term debt	46,500	52,906
Total debt	$112,450	$103,747

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the availability of the undrawn portion of the revolving line of credit of $10 million at June 30, 2017. This remaining $10 million was drawn in July. The line of credit is secured by substantially all of the Company’s assets and is now guaranteed in full by WPM.

Cash requirements

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	As at				As at
	June 30, 2017				Dec. 31 ,2016
	Within 1	2-5	Over 5	Total	Total
(in thousands of U.S. dollars)	year	years	years

Trade and other payables and accrued liabilities	$31,184	$-	$-	$31,184	$31,667
Share based payments	93	-	-	93	115
5.75% Convertible debentures and interest	-	86,497	-	86,497	88,635
Revolving line of credit and interest	68,669	-	-	68,669	50,811
Finance lease payments	495	252	-	747	1,608
Minimum rental and operating lease payments	2,149	1,235	-	3,384	3,218
Reclamation and closure cost obligations	2,427	2,352	45,608	50,387	50,173
Commitment to purchase plant and equipment	384	-	-	384	516
Total	$105,401	$90,336	$45,608	$241,345	$226,743

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, its RCF, and other alternative sources of financing, if required.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Other liquidity considerations

APA Ruling

On October 4, 2012, the Company’s Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”) received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $9.3 million taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may in future be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2011-2016 could be in the range of $150 - $170 million, before interest or penalties, and would materially adversely impact the Company’s business, financial condition and results of operations.

The Company believes that it is entitled to rely on the APA which is legally binding in respect of the Company’s 2010 through 2014 taxation years. The Company obtained the ruling transparently and in good faith. Primero believes the APA should not be the subject of challenge by a government administration installed upon the change of government after the APA was duly issued. Primero has invested, and continues to invest, millions of dollars in the local Mexican economy and intends to continue legal action to defend the Company’s tax position.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

For the years ended 2015, 2016 and the first six months of 2017, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT is successful in establishing that the appropriate price for taxation of silver sales under the SPA is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it will have a material adverse effect on the Company’s business, financial condition and results of operations.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company notified the Mexican Government that the measures taken by the SAT against PEM, in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing.

As Primero is continuing its dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA, it has temporarily suspended the advancement of international arbitration proceedings against the Mexican Government.

Value added tax (VAT) and income tax receivable

The Company is entitled to tax refunds from the Mexican tax authorities. As at June 30, 2017 there were $33.5 million in VAT and $22.8 million income tax receivables which were outstanding. While the Company had been experiencing significant delays in the approval of its VAT refund requests, following discussions with Mexican government stakeholders, the Company has commenced to refile its VAT requests. In July 2017, the Company received $2.4 million in VAT refunds, and expects further outstanding amounts will be refunded in due course.

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to WPMI in return for an upfront payment comprised of cash and shares of WPM and a per ounce payment equal to the lesser of $3.90 (adjusted for annual inflation), and the then current market price at the time of sale. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that from August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to WPMI at the lesser of $4.28 per ounce (adjusted by 1% per year) and market prices. All silver not sold to WPMI is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property at the same contract gold price. The Company assumed the gold purchase agreement when it acquired Brigus in March 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The Company has announced its intention to sell the Black Fox Complex which is expected to close before 2017 year end. Some or all of the proceeds of such sale are intended to be used to repay indebtedness outstanding under the RCF.

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Second Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018;

•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018.

Other

In 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiff’s claims were dismissed without prejudice. On August 4, 2017, the plaintiff filed a notice stating that it did not intend to amend its pleading and that it would appeal the order dismissing its complaint. The Company intends to vigorously defend this class action lawsuit.

In the observations letter for the 2010 tax year the SAT has raised some queries with respect to certain intercompany transactions, the Company is working to provide the pertinent information in due course. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides a summary of unaudited financial data for the last eight quarters:

	2017			2016			2015
(in thousands of U.S.
dollars except for	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3
per share amounts)

Financial Data[1]
Revenue	$37,097	$37,687	$52,181	$57,012	$59,439	$50,544	$71,404	$79,219
Total cost of sales	(33,691)	(36,246)	(50,363)	(57,077)	(54,817)	(56,339)	(61,304)	(61,394)
Earnings from mine operations	$3,406	$1,441	$1,818	($65)	$4,622	($5,795)	$10,100	$17,825

Impairment charges	(285,000)	-	(228,000)	-	-	-	(104,000)	-
Exploration expenses	(350)	(474)	(2,262)	(206)	(612)	(334)	(599)	(231)
Share-based compensation	(922)	(1,786)	(1,466)	(2,268)	(1,801)	(1,514)	(2,045)	(1,153)
General and administrative expenses	(3,041)	(3,084)	(3,160)	(4,015)	(4,013)	(3,614)	(5,589)	(3,771)
Other charges	(1,702)	(7,811)	(548)	(1,940)	(1,833)	(404)	(845)	(1,323)
(Loss) earnings from operations	($287,609)	($11,714)	($233,618)	($8,494)	($3,637)	($11,661)	($102,978)	$11,347

Transaction costs	-	-	-	-	(232)	-	-	-
Interest and finance expense	(3,192)	(2,221)	(1,845)	(2,314)	(1,881)	(3,259)	(3,654)	(3,057)
Mark-to-market gain (loss)	243	6,653	12,507	2,756	(2,278)	(375)	-	9,000
Other income (expenses)	376	1,266	269	(484)	(302)	(1,036)	2,773	(5,347)
Income tax recovery (expense)	(10,217)	19,519	32,604	(3,197)	(11,102)	3,159	5,512	(17,346)
Net (loss) income	($300,399)	$13,503	($190,083)	($11,733)	($19,432)	($13,172)	($98,347)	($5,403)

Basic (loss) income per share	($1.56)	$0.07	($1.01)	($0.06)	($0.12)	($0.08)	($0.60)	($0.03)
Diluted (loss) income per share	($1.56)	$0.07	($1.01)	($0.06)	($0.12)	($0.08)	($0.60)	($0.03)

1 Inclusive of Black Fox which has been classified as discontinued operations as of June 30, 2017

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q4 2016, Q3 2016 and Q3 2015 included $0.1 million, $2.9 million and $12.8 million, respectively, of silver sales at spot prices.

•

The Company recorded the following non-cash mining interest impairments: Q2, 2017 $285.0, $195.0 relating to the San Dimas mine, $40.0 million related to the Black Fox Complex and the Cerro del Gallo Project $50.0 million, Q4, 2016 $228.0 million, comprising $111.0 million and $117.0 million on mining interests relating to San Dimas and Black Fox, respectively and in Q4 2015 $104.0 million, comprising of $82.0 million and $22.0 million relating to Black Fox and Cerro del Gallo, respectively.

•

Exploration expenses reflect the costs incurred in the Company’s exploration properties. As at December 31, 2015 Cerro del Gallo was reclassified as an exploration and evaluation asset and, the increase in Q4 2016 primarily reflects costs incurred with this project.

•	In Q2 2015, silver sales were lower because of the loss of PEM’s export license and higher in Q3 2015 because of the subsequent reinstatement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

•	Share-based compensation fluctuates based on the share price of the Company.

•

Other charges include legal costs associated with legal proceedings in Mexico (APA and NAFTA) and termination payments, apart from Q1 and Q2 2017 which also includes period costs incurred during the San Dimas strike.

•	Interest and finance expense varies quarterly depending on the amount of debt held by the Company.

•	The 5.75% Convertible Debentures and common share purchase warrants are marked-to- market each quarter.

•	Other income (expense) largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•

Income tax expense (recovery) is impacted by the effects of foreign exchange fluctuations on Mexican peso denominated non-cash deferred income taxes, which were significant in certain periods such as Q2 2017, Q1 2017, Q4 2016 and Q3 2015.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations made by the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars except for per ounce amounts)	2017	2016	2017	2016
Operating expenses per the consolidated financial(1) statements	$13,603	$25,832	$27,423	$54,327
Operating expenses per discontinued operation in the consolidated financial statements	11,799	13,210	24,609	24,997
Share-based compensation included in operating expenses	(213)	(418)	(501)	(760)
Inventory movements and adjustments(2)	5,454	3,521	1,230	(2,265)
Total cash operating costs	$30,643	$42,145	$52,761	$76,299

Ounces of gold produced	32,634	44,150	57,165	76,986
Gold equivalent ounces of silver produced	3,331	5,349	5,533	8,671
Gold equivalent ounces produced	35,965	49,499	62,698	85,657
Total cash costs per gold equivalent ounce	$852	$851	$842	$891

Total cash operating costs	$30,643	$42,145	$52,761	$76,299
By-product silver credits	(4,158)	(6,767)	(6,823)	(10,682)
Cash costs, net of by-product credits	$26,485	$35,378	$45,938	$65,617

Ounces of gold produced	32,634	44,150	57,165	76,986
Total by-product cash costs per gold ounce produced	$812	$801	$804	$852

(1)

Costs incurred during the strike at San Dimas were excluded in calculating operating expenses. These costs consist of non- union labour, costs of running the camp, security and fixed costs such as licenses and utility tariff charges.

(2)

Inventory adjustments in the six months ended June 30, 2016 includes additional costs incurred due to the abnormal production level resulting from the ground support initiatives and a significant draw down of finished goods inventory at San Dimas.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Gold equivalent ounces of silver produced for the San Dimas mine are calculated as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. These calculations are shown below.

	Three months ended		Six months ended
		June 30		June 30
	2017	2016	2017	2016

Silver ounces produced (millions) (A)	0.97	1.60	1.59	2.52
Average realized silver price (B)	$4.28	$4.24	$4.28	$4.24
Average realized gold price (C )	$1,262	$1,265	$1,232	$1,225
Gold equivalent ounces of silver (A) x (B) / (C )	3,331	5,349	5,533	8,671

By-product silver credits are calculated as silver ounces produced multiplied by the average realized silver price ( (A) X (B) ) in the table above.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes byproduct credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

All-in sustaining costs per gold ounce

The World Gold Council (“WGC”) guidance notes on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The following table provides a reconciliation of all-in sustaining costs per gold ounce cash cost, net of by-product credits for the three and six months ended June 30, 2017 and 2016:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars except for per ounce amounts)	2017	2016	2017	2016

Cash costs, net of by-product credits	$26,485	$35,378	$45,938	$65,617
Corporate general and administrative expenses	3,963	6,101	8,833	11,633
Reclamation cost accretion	249	282	499	557
Sustaining capital expenditures	10,487	16,078	18,670	31,123
All-in sustaining costs	$41,184	$57,839	$73,940	$108,930

Ounces of gold produced	32,634	44,150	57,165	76,986
All-in sustaining costs per gold ounce	$1,262	$1,310	$1,293	$1,415

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s condensed consolidated interim statements of operations and comprehensive income (loss).

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

Adjusted net income (loss)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Adjusted net income (loss) excludes the following from net earnings:

•	Impairment charges (reversals) related to mining interests and other non-current assets;
•	Foreign exchange impacts on its Mexican peso denominated deferred tax liabilities;
•	Unrealized gains (losses) on non-hedge derivative instruments;
•	Mark-to-market gains (losses) on convertible debenture;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
•	Costs incurred to bring production to its normal capacity.

Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars except for per share amounts)	2017	2016	2017	2016
Net loss	($300,399)	($19,432)	($286,896)	($32,600)
Impairment charges, net of taxes	306,147	-	306,147	-
Idle costs incurred during strike at San Dimas	800	-	4,562	-
Impact of foreign exchange on deferred taxes	(7,899)	12,975	(21,859)	14,661
Mark-to-market (gain) loss on convertible debentures and warrants	(2,006)	1,674	(6,896)	1,950
Transaction costs attributed to warrant liability	-	171	-	171
Employee severance payments	3	-	1,558	-
Costs relating to NAFTA and APA claims	448	1,136	485	1,136
Adjustment to normalize inventory costs at San Dimas	-	-	-	1,168
Underground support initiative at San Dimas	-	-	-	1,286
Gain on derivative liability	-	-	-	(4)
Adjusted net loss	($2,906)	($3,476)	($2,899)	($12,232)
Weighted average shares outstanding (000's)	191,949	166,410	190,952	165,367
Adjusted net loss per share	($0.02)	($0.02)	($0.02)	($0.07)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

EBITDA and Adjusted EBITDA

The Company calculates EBITDA as net income or loss for the period excluding interest and finance expense, income tax expense and depreciation and depletion. Adjusted EBITDA further excludes non-cash items including impairment charges, share-based compensation and mark-to-market gain or loss on convertible debentures and warrants and other non-cash charges. EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

A reconciliation between net loss for the period and EBITDA and Adjusted EBITDA is presented below:

	Three months ended		Six months ended
		June 30		June 30
(in thousands of U.S. dollars except for per share amounts)	2017	2016	2017	2016

Net loss	($300,399)	($19,432)	($286,896)	($32,600)
Income tax expense (recovery)	10,217	11,403	(9,302)	8,785
Interest and finance expense	3,127	1,723	(5,274)	4,811
Depreciation and depletion	8,289	15,775	17,905	31,832
EBITDA	(278,766)	9,469	(283,567)	12,828
Share-based compensation expense	1,137	2,226	3,211	4,083
Impairment charges	285,000	-	285,000	-
Mark-to-market (gain) loss on debentures & warrants	(243)	2,278	(6,896)	2,653
Other non-cash charges	(925)	(273)	(2,979)	401
Adjusted EBITDA	$6,203	$13,700	($5,231)	$19,965

Other non-cash charges
Foreign exchange (gain) loss	(1,053)	(273)	(3,234)	401
Unrealized loss on investment in Fortune Bay	128	-	255	-
	(925)	(273)	(2,979)	401

RELATED PARTY TRANSACTIONS

As at June 30, 2017, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Other than compensation paid to key management, there were no further related party transactions for the three and six months ended June 30, 2017 that have not been disclosed in the Company’s condensed consolidated interim financial statements.

RECENT PRONOUNCEMENTS ISSUED

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements and expects to provide an update on the anticipated impact in the financial statements for the third quarter of 2017.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not anticipate that of its current methodology recognition and measurement of gold and silver sales will be affected by this standard.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical accounting policies, estimates and judgements applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017 are consistent with those applied and disclosed in notes 2 and 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

FINANCIAL INSTRUMENTS

The Company’s financial instruments at June 30, 2017 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay Corp. (“Fortune Bay”), trade and other payables, financial lease liabilities, the convertible debentures, warrants and the RCF.

At June 30, 2017, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

The fair value of the 5.75% Convertible Debentures which closed on February 9, 2015 is based on the market price of the debenture on the TSX Exchange. Gains and losses from fluctuations in the market price are recognized in the statement of operations and comprehensive income (loss) as mark-to-market gain or loss on convertible debentures.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at a fair value on a recurring basis are as follows:

	June 30	December 31
Level 1	2017	2016
Investment in Fortune Bay(1)	$1,073	$1,160
5.75% convertible debentures(2)	46,500	52,500
Warrant liability (2)	170	1,066

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at June 30, 2017 or December 31, 2016.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2016, which can be found under the Company’s profile at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

There has been no change in internal controls over financial reporting during the six months ended June 30, 2017 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	continued production at the San Dimas mine and Black Fox Complex (which is currently intended to be sold before year end),
•	the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,
•	the ability of the Company to continue as a going concern,
•	the Company’s requirements for additional capital to repay amounts under the RCF and its ability to complete contemplated and future financings or to extend the maturity date of the RCF,
•

the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex,

•	actual results of reclamation activities at the San Dimas and Black Fox mines,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the ability of the Company to manage its work force and its adherence to standard work practices as well and management of union agreements with each operating site,
•	the timing of the development of new mineral deposits,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks associated with the mining industry,
•

the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Black Fox Complex(which is currently intended to be sold before year end),

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

•	the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the SPA for past and future periods,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations for the Cerro del Gallo project including the timing of activities to lead to a sell/construction decision,
•	the completion of development or construction activities,
•	expectations regarding currency fluctuations,
•	title disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation,
•	the ability of the Company to maintain effective control over financial reporting,
•	the ability of the Company to successfully renegotiate the terms of the SPA

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that labour disruptions are positively resolved, there are no significant disruptions affecting operations, whether due to supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, exploration and development plans; insufficient capital to continue development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; cessation of mining operations due to uneconomic conditions; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; and other interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2016 as filed on SEDAR, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

The disclosure in this MD&A uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

This MD&A uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

This MD&A also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this MD&A. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

For the above reasons, information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

On behalf of the Board

“Joseph F. Conway”
_____________________
Joseph F. Conway
Vice Chairman, Interim President & CEO